Form U-13-60
                 Mutual and Subsidiary Service Companies
                         Revised February 7, 1980

                              ANNUAL REPORT

                             FOR THE PERIOD

           Beginning January 1, 1996 and Ending December 31, 1996

                                 TO THE

                  US SECURITIES AND EXCHANGE COMMISSION

                                   OF

                           UNITIL SERVICE CORP.

                      A Subsidiary Service Company






Date of Incorporation	October 9, 1984

State of Incorporation  New Hampshire

Location of Principal Executive Offices of Reporting Company:
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name, Title and address of officer to whom correspondence concerning this report should be addressed:
Laurence M. Brock, Controller
6 Liberty Lane West
Hampton, New Hampshire  03842-1720

Name of Principal Holding Company Whose Subsidaries are served by Reporting
Company:
UNITIL Corporation


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Description of Schedules and Accounts            Schedule or Account     Page
                                                        Number          Number

COMPARATIVE BALANCE SHEET                             Schedule I         4-5
  SERVICE COMPANY PROPERTY                            Schedule II        6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
  INVESTMENTS                                         Schedule IV        9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                           Schedule V         10
  FUEL STOCK EXPENSES UNDISTRIBUTED                   Schedule VI        11
  STORES EXPENSE UNDISTRIBUTED                        Schedule VII       12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII      13
  MISCELLANEOUS DEFERRED DEBITS                       Schedule IX        14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                        Schedule X         15
  PROPRIETARY CAPITAL                                 Schedule XI        16
  LONG-TERM DEBT                                      Schedule XII       17
  CURRENT AND ACCRUED LIABILITIES                     Schedule XIII      18
  NOTES TO FINANCIAL STATEMENTS                       Schedule XIV       19

COMPARATIVE INCOME STATEMENT                          Schedule XV        20
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457        21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES        Account 458        22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                          Schedule XVI       23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                                    Schedule XVII      24-25
  DEPARTMENTAL ANALYSIS OF SALARIES                   Account 920        26
  OUTSIDE SERVICES EMPLOYED                           Account 923        27
  EMPLOYEE PENSIONS AND BENEFITS                      Account 926        28
  GENERAL ADVERTISING EXPENSES                        Account 930.1      29
  MISCELLANEOUS GENERAL EXPENSES                      Account 930.2      30
  RENTS                                               Account 931        31
  TAXES OTHER THAN INCOME TAXES                       Account 408        32
  DONATIONS                                           Account 426.1      33
  OTHER DEDUCTIONS                                    Account 426.5      34
  NOTES TO STATEMENT OF INCOME                        Schedule XVIII     35


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


LISTING OF INSTRUCTIONAL FILING REQUIREMENTS			Page
                                                               Number
	Description of Reports or Statements

        SCHEDULE XIX - FINANCIAL DATA                            36

        ORGANIZATION CHART                                       37

        METHODS OF ALLOCATION                                    38


        ANNUAL STATEMENT OF COMPENSATION FOR USE                 39
	OF CAPITAL BILLED


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

                  SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT                   ASSETS AND OTHER DEBITS          AS OF DECEMBER 31
                                                           CURRENT    PRIOR
	SERVICE COMPANY PROPERTY
101       Service company property (Schedule II)          3,768,171  3,354,797
107       Construction work in progress  (Schedule II)            0          0
            Total Property                                3,768,171  3,354,797

108	  Less accumulated provision for depreciation
	  and amortization of service company
          property  (Schedule III)                        1,016,751  2,087,238
            Net Service Company Property                  2,751,420  1,267,559

	INVESTMENTS
123       Investments in associate companies  (Schedule IV)       0          0
124       Other investments                   (Schedule IV)       0          0
            Total investments                                     0          0

	CURRENT AND ACCRUED ASSETS
131       Cash                                              236,981     24,120
134       Special deposits                                        0          0
135       Working funds                                       5,000      5,000
136       Temporary cash investments   (Schedule IV)              0          0
141       Notes receivable                                        0          0
143       Accounts receivable                                   125    214,939
144	  Accumulated provision for uncollectable
          accounts                                                0          0
146	  Accounts receivable from associate
          companies    (Schedule V)                       1,481,480  1,258,235
152       Fuel stock expense undistributed   (Schedule VI)        0          0
154       Materials and supplies                                  0          0
163       Stores expense undistributed   (Schedule VII)           0          0
165       Prepayments                                        20,826     12,989
174	  Miscellaneous current and accrued
          assets     (Schedule VIII)                              0          0
            Total Current and Accrued Assets              1,744,413  1,515,284

	DEFERRED DEBITS
181       Unamortized debt expense                                0          0
184       Clearing accounts                                 223,705    151,276
186       Miscellaneous deferred debits   (Schedule IX)     381,410     57,028
188	  Research, development, or demonstration
          expenditures    (Schedule X)                            0          0
190       Accumulated deferred income tax                         0          0
            Total Deferred Debits                           605,115    208,304

        TOTAL ASSETS AND OTHER DEBITS                     5,100,948  2,991,147


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT       LIABILITIES AND PROPRIETARY CAPITAL           AS OF DECEMBER 31
                                                           CURRENT       PRIOR
	PROPRIETARY CAPITAL
201       Common stock issued   (Schedule XI)                 1,000      1,000
211       Miscellaneous paid-in-capital   (Schedule XI)           0          0
215       Appropriated retained earnings   (Schedule XI)          0          0
216       Unappropriated retained earnings   (Schedule XI)    1,688      1,688
            Total Proprietary Capital                         2,688      2,688

	LONG-TERM DEBT
223       Advances from associate companies   (Schedule XII)      0          0
224       Other long-term debt   (Schedule XII)                   0          0
225       Unamortized premium on long- term debt                  0          0
226       Unamortized discount on long-term debt-debit            0          0
            Total Long-Term Debt                                  0          0

227       Obligations under capital leases - non-current    962,712    807,812

	CURRENT AND ACCRUED LIABILITIES
231       Notes payable                                           0          0
232       Accounts payable                                  637,247     82,314
233	  Notes payable to associate
          companies   (Schedule XIII)                       449,801    611,852
234	  Accounts payable to associate
          companies   (Schedule XIII)                     1,306,915    978,244
236       Taxes accrued                                       6,164     16,941
237       Interest accrued                                        0          0
238       Dividends declared                                      0          0
241       Tax collections payable                                 0       (107)
242	  Miscellaneous current and accrued
          liabilities   (Schedule XIII)                     616,692    606,512
243       Obligations under capital leases - current      1,785,920    438,993
            Total Current and Accrued Liabilities         4,802,739  2,734,750

	DEFERRED CREDITS
253       Other deferred credits                                  0          0
255       Accumulated deferred investment tax credits             0          0
            Total Deferred Credits                                0          0

282     ACCUMULATED DEFERRED INCOME TAXES                  (667,191)  (554,102)


        TOTAL LIABILITIES AND PROPRIETARY CAPITAL         5,100,948  2,991,147


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

                      SCHEDULE II - SERVICE COMPANY PROPERTY

                          BALANCE AT         RETIREMENTS    OTHER      BALANCE
                          BEGINNING  ADDITIONS   OR       CHANGES 1/  AT CLOSE
DESCRIPTION                OF YEAR              SALES                  OF YEAR
SERVICE COMPANY PROPERTY
Account

301   ORGANIZATION

303  MISCELLANEOUS
         INTANGIBLE PLANT

304  LAND AND LAND RIGHTS		`

305  STRUCTURES AND
         IMPROVEMENTS

306  LEASEHOLD
         IMPROVEMENTS

307  EQUIPMENT 2/       2,614,971  1,337,137    (938,068)     0      3,014,040

308  OFFICE FURNITURE
         AND EQUIPMENT    663,084    718,200    (661,381)     0        719,903
309  AUTOMOBILES,
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT          76,742          0     (42,514)     0         34,228

310  AIRCRAFT AND
        AIRPORT EQUIPMENT

311  OTHER SERVICE
         COMPANY
         PROPERTY 3/

SUB-TOTAL               3,354,797  2,055,337  (1,641,963)     0      3,768,171

107  CONSTRUCTION
         WORK IN
         PROGRESS
             TOTAL      3,354,797  2,055,337  (1,641,963)     0      3,768,171
1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
NONE


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


                             SCHEDULE II - CONTINUED

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
                                                              BALANCE AT
     SUBACCOUNT DESCRIPTION          ADDITIONS                  CLOSE OF
                                                                 YEAR

 Computer                            1,059,043                 2,735,946

PBX Phone System                       278,094                   278,094


        TOTAL                        1,337,137                 3,014,040

3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:
NONE


4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
NONE




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

                               SCHEDULE III

                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                   AMORTIZATION OF SERVICE COMPANY PROPERTY

                        BALANCE AT  ADDITIONS               OTHER      BALANCE
                         BEGINNING   CHARGED               CHANGES    AT CLOSE
DESCRIPTION               OF YEAR   TO ACCOUNT  RETIRE-      ADD       OF YEAR
                                       403      MENTS      (DEDUCT)1/
Account

301   ORGANIZATION

303  MISCELLANEOUS
        INTANGIBLE PLANT

304  LAND AND LAND
        RIGHTS
305  STRUCTURES AND
        IMPROVEMENTS

306  LEASEHOLD
       IMPROVEMENTS

307  EQUIPMENT           1,466,042    437,327   (938,068)      0       965,301

308  OFFICE FURNITURE
         AND EQUIPMENT     565,728    123,573   (661,381)      0        27,920

309  AUTOMOBILES,
        OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT           55,468     10,576    (42,514)      0        23,530

310  AIRCRAFT AND
    AIRPORT EQUIPMENT

311  OTHER SERVICE
    COMPANY PROPERTY

TOTAL                    2,087,238    571,476 (1,641,963)      0     1,016,751

1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.
              Under Account 124 "Other Investments" state each investment separately, with description, including, the name of issuing company, number of shares or principal amount
              Under Account 136, "Temporary Cash Investments", list each investment separately.
                                                    BALANCE AT      BALANCE AT
                            DESCRIPTION              BEGINNING         CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATED COMPANIES           0                0


ACCOUNT 124 - OTHER INVESTMENTS                            0                0


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                   0                0



        TOTAL                                              0                0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each company, number of shares or principal amount associate company by subaccount should be provided.
                                                    BALANCE AT      BALANCE AT
               DESCRIPTION                          BEGINNING         CLOSE
                                                    OF YEAR          OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
                         Companies

Concord Electric Company                               252,799         258,852

Exeter & Hampton Electric Company                      271,585         300,337
1
Fitchburg Gas and Electric Light Company               485,809         583,491

UNITIL Power Corp.                                     180,125         320,773

UNITIL Realty Corp.                                     14,418           7,342

UNITIL Corporation                                       2,637           1,155

UNITIL Resources, Inc.                                  50,862           9,530

        TOTAL                                        1,258,235       1,481,480

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

Concord Electric Company                                               135,744
Exeter & Hampton Electric Company                                      140,213
Fitchburg Gas and Electric Light Company                               404,824
UNITIL Power Corp.                                                     420,803
UNITIL Realty Corp.                                                     98,956
UNITIL Resources, Inc.                                                   6,945


For a list of major vendors paid by UNITIL Service Corp. on behalf of associate companies see page 10A.
        TOTAL PAYMENTS                                               1,207,485







ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31,1996


CONVENIENCE PAYMENTS BY TYPE AND COMPANY
                                            CECo      E&H       FG&E      UPC
Legal                                      $89,961  $93,709  $342,153 $400,419

Audit                                       45,783   46,504    62,671   20,384


                                          $135,744 $140,213  $404,824 $420,803





CONVENIENCE PAYMENTS BY TYPE AND COMPANY  (Cont.)
                                               URI     URC             Total
Legal                                       $5,452  $97,840         $1,029,534

Audit                                        1,493    1,116            177,951


                                            $6,945  $98,956         $1,207,485




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect
	to fuel stock expense during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                           DESCRIPTION             LABOR     EXPENSE     TOTAL


ACCOUNT 152 - FUEL STOCK EXPENSE UNDISTRIBUTED         0           0         0



                           TOTAL                       0           0         0
SUMMARY:










ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION                                           LABOR   EXPENSE    TOTAL


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED               0         0         0



                                 TOTAL                   0         0         0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account.  Items less
	than $10,000 may be grouped, showing the number of items in each group.

                                                    BALANCE AT      BALANCE AT
              DESCRIPTION                            BEGINNING       CLOSE
                                                      OF YEAR        OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
        ACCRUED ASSETS                                      0               0



        TOTAL                                               0               0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                    BALANCE AT      BALANCE AT
                  DESCRIPTION                        BEGINNING       CLOSE
                                                      OF YEAR        OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Under/(over) collected administrative expenses          (7,438)         17,466

Prepaid Postage                                         18,838          36,839

Deferred Charges - PC purchases                              0          21,181

Reimbursable Relocation Costs                                0          51,456

Deferred Charges - Software Development                 45,628         254,468


            TOTAL                                       57,028         381,410



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                                   BALANCE AT
                 DESCRIPTION                                          CLOSE
                                                                     OF YEAR

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES                                   0


                TOTAL                                                      0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996



SCHEDULE XI - PROPRIETARY CAPITAL
                                               PAR OR         OUTSTANDING
                                NUMBER OF      STATED       CLOSE OF PERIOD
 ACCOUNT NUMBER CLASS OF         SHARES        VALUE        NO. OF     TOTAL
                 STOCK          AUTHORIZED     PER SHARE    SHARES     AMOUNT


     201       COMMON STOCK ISSUED    300        10.00       100         1,000

INSTRUCTIONS:	Classify amounts in each account with brief explanation,
disclosing the general nature of transactions which gave rise to the reported amounts.

        DESCRIPTION                                                 AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                            0

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                           0


                                TOTAL                                  0

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the
year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in
cash or otherwise, provide rate	percentage, amount of dividend, date declared
and date paid.

                        BALANCE AT    NET INCOME                BALANCE AT
        DESCRIPTION     BEGINNING       OR         DIVIDENDS       CLOSE
                        OF YEAR        (LOSS)        PAID         OF YEAR
ACCOUNT 216 -
UNAPPROPRIATED RETAINED
EARNINGS                   1,688            0            0           1,688


        TOTAL              1,688            0            0           1,688


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE XII - LONG-TERM DEBT INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, andadvances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation,date of maturity, interest rate, and the amount authorized and outstanding.






         TERMS OF
         OBLIG CLASS     DATE                                         BALANCE
NAME OF  & SERIES        OF        INT.     AMT.                1/    AT CLOSE
CREDITOR OF OBLIGATION   MAT.      RATE     AUTH.   ADD.      DED.     OF YEAR

ACCOUNT 223 -  ADVANCES
FROM ASSOCIATE COMPANIES                     0        0        0          0





ACCOUNT 224 - OTHER LONG-TERM  DEBT:         0        0        0          0



        TOTAL                                0        0        0          0
1/ GIVE AN EXPLANATION OF DEDUCTIONS:


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     BALANCE AT     BALANCE AT
                            DESCRIPTION               BEGINNING       CLOSE
                                                      OF YEAR         OF YEAR

ACCOUNT 233 -  NOTES PAYABLE TO
ASSOCIATE COMPANIES
Money Pool                                             611,852        449,801


           TOTAL                                       611,852        449,801

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

Concord Electric Company                                   756              0

Exeter & Hampton Electric Company                            0              0

Fitchburg Gas and Electric Company                           0              0

UNITIL Corporation  (1)                                977,488      1,306,915

(1) Balance consists of KESOP for UNITIL
Service Employees only, not subsidaries.
                              TOTAL                    978,244      1,306,915

ACCOUNT 242 - MISCELLANEOUS CURRENT
AND ACCRUED LIABILITIES
Accrued FASB 87                                        160,155        202,373
Accrued Supplemental Executive Retirement Plan         257,164        289,959
Accrued Legal Fees                                       6,406          5,863
Accrued Annual Report                                   72,127         60,000
Accrued Pension Expense                                      0              0
Accrued FASB 106                                        34,132         44,668
Accrued FASB 106 - APBO                                 10,677         14,241
Accrued FASB 106 - Gain/Loss                            (1,649)        (1,649)
Accrued Realignment Cost                                67,500              0
Accrued Interest on Escrow                                   0          1,237
        TOTAL                                          606,512        616,692



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996
SCHEDULE XIV
NOTES TO FINANCIAL STATEMENT



INSTRUCTIONS:	The space below is provided for important notes regarding the
	financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



Selected Notes to the Financial Statements:

UNITIL Service Corp. (USC), a wholly-owned subsidiary of UNITIL Corporation, a public utility holding company, provides centralized support services to the parent company and its subsidiaries. USC is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. Accordingly, USC maintains its books of account as prescribed by the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" as Amended February 2, 1979 to be effective January 1, 1980. USC prepares its financial statements in conformity with generally accepted accounting principles.


Please refer to the 1996 UNITIL Corporation Form 10-K for additional disclosures.



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT                DESCRIPTION                       CURRENT      PRIOR
                                                           YEAR        YEAR
	INCOME
457       Services rendered to associate companies      10,369,118   8,710,699
458	  Services rendered to nonassociate
          companies                                         30,000      30,000
419       Interest Income                                    3,683       1,574
421       Miscellaneous income or loss                       4,000           0
        Total Income                                    10,406,801   8,742,273

	EXPENSE
920       Salaries and wages                             5,296,792   4,734,570
921       Office supplies and expenses                     616,531     513,765
922	  Administrative expense transferred -
          credit                                           (25,279)    207,795
923       Outside services employed                        576,206     286,326
924       Property insurance                                 3,931       1,788
925       Injuries and damages                              28,700      32,640
926       Employee pensions and benefits                 1,195,345     994,124
928       Regulatory commission expense                          0           0
930.1     General advertising expense                      780,986      45,258
930.2     Miscellaneous general expense                    151,582     175,088
931       Rents                                            412,261     760,178
932	  Maintenance of structures and
          equipment                                        274,457     207,108
403       Depreciation and amortization expense            571,476     349,554
408       Taxes other than income taxes                    367,745     333,476
409       Income taxes                                     123,083      76,680
410       Provision for deferred income taxes             (113,089)    (58,854)
411	  Provision for deferred income taxes -
          credit                                                 0           0
411.5     Investment tax credit                                  0           0
426.1     Donations                                            720       2,710
426.5     Other deductions                                      23         907
427       Interest on long-term debt                             0           0
430	  Interest on debt to associate
          companies                                         19,387      19,184
431       Other interest expense                           125,944      59,976
        Total Expense                                   10,406,801   8,742,273


        Net Income or (Loss)                                     0           0



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

ANALYSIS OF BILLING
ASSOCIATE COMPANIES
ACCOUNT 457

                             DIRECT       INDIRECT    COMPENSATION    TOTAL
                              COSTS         COSTS       FOR USE      AMOUNT
NAME OF ASSOCIATE            CHARGED       CHARGED     OF CAPITAL    BILLED
COMPANY                       457-1          457-2        457-3


Concord Electric Company    1,059,550      1,043,861          0     2,103,411

Exeter & Hampton Electric
Company                     1,128,545      1,118,564          0     2,247,109

Fitchburg Gas and Electric
Light Company               1,956,466      1,967,321          0     3,923,787

UNITIL Power Corp.            886,257        927,631          0     1,813,888

UNITIL Realty Corp.            22,235         25,817          0        48,052

UNITIL Resources, Inc.        150,057         82,814          0       232,871




TOTAL                       5,203,110      5,166,008          0    10,369,118


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

         DIRECT  INDIRECT  COMPENSATION            EXCESS
NAME OF  COSTS   COSTS     FOR USE       TOTAL       OR           TOTAL
NONASSOC CHARGED CHARGED   OF CAPITAL             DEFICIENCY      AMOUNT
COMPANY   457-1   457-2      457-3       COST         458-4       BILLED

UNITIL Retiree
Trust       0    30,000                 30,000         0          30,000


Total       0    30,000         0       30,000         0          30,000

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

UNITIL Retiree Trust - Professional services provided.




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996
SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                              ASSOCIATE COMPANY CHARGES
           DESCRIPTION OF ITEMS            DIRECT       INDIRECT
                                           COST           COST           TOTAL
920     SALARIES AND WAGES                4,747,187      519,605     5,266,792
921     OFFICE SUPPLES AND EXPENSES         226,078      390,453       616,531
922     ADMIN EXPENSE TRANS-CREDIT                       (25,279)      (25,279)
923     OUTSIDE SERVICES EMPLOYED                        576,206       576,206
924     PROPERTY INSURANCE                                 3,931         3,931
925     INJURIES AND DAMAGES                              28,700        28,700
926     EMPLOYEE PENSIONS AND BENEFITS                 1,195,345     1,195,345
928     REGULATORY COMMISSION EXPENSE                          0             0
930.1  GENERAL ADVERTISING EXPENSE                       780,986       780,986
930.2  MISC. GENERAL EXPENSE                             151,582       151,582
931     RENTS                               189,687      222,574       412,261
932     MAINT. OF STRUCT. & EQUIP.           40,158      234,299       274,457
403     DEPR. AND AMORT. EXPENSE                         571,476       571,476
408     TAXES OTHER THAN INCOME                          367,745       367,745
409     INCOME TAXES                                     123,083       123,083
410     PROV FOR DEF INC TAXES                          (113,089)     (113,089)
411     PROV FOR DEF INC TAX CREDIT                                          0
411.5  INVESTMENT TAX CREDIT                                                 0
419     INTEREST INCOME                                   (7,683)       (7,683)
426.1  DONATIONS                                             720           720
426.5  OTHER DEDUCTIONS                                       23            23
427     INTEREST ON LONG-TERM DEBT                                           0
431     OTHER INTEREST EXPENSE                           125,944       125,944

INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                         5,203,110    5,146,621    10,349,731
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S          0       19,387        19,387
TOTAL EXPENSES                            5,203,110    5,166,008    10,369,118
421  MISCELLANEOUS INCOME                         0            0             0
TOTAL COST OF SERVICE                     5,203,110    5,166,008    10,369,118


SCHEDULE XVI CONT.
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
                                            NONASSOCIATE COMPANY CHARGES
           DESCRIPTION OF ITEMS                 DIRECT    INDIRECT
                                                COST       COST          TOTAL
920     SALARIES AND WAGES                                 30,000       30,000
921     OFFICE SUPPLES AND EXPENSES                                          0
922     ADMIN EXPENSE TRANS-CREDIT                                           0
923     OUTSIDE SERVICES EMPLOYED                                            0
924     PROPERTY INSURANCE                                                   0
925     INJURIES AND DAMAGES                                                 0
926     EMPLOYEE PENSIONS AND BENEFITS                                       0
928     REGULATORY COMMISSION EXPENSE                                        0
930.1  GENERAL ADVERTISING EXPENSE                                           0
930.2  MISC. GENERAL EXPENSE                                                 0
931     RENTS                                                                0
932     MAINT. OF STRUCT. & EQUIP.                                           0
933     DEPR. AND AMORT. EXPENSE                                             0
408     TAXES OTHER THAN INCOME                                              0
409     INCOME TAXES                                                         0
410     PROV FOR DEF INC TAXES                                               0
411     PROV FOR DEF INC TAX CREDIT                                          0
411.5   INVESTMENT TAX CREDIT                                                0
419     INTEREST INCOME                                                      0
426.1   DONATIONS                                                            0
426.5   OTHER DEDUCTIONS                                                     0
427     INTEREST ON LONG-TERM DEBT                                           0
431     OTHER INTEREST EXPENSE                                               0

INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                                  0       30,000       30,000
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S           0            0            0
TOTAL EXPENSES                                     0       30,000       30,000
421  MISCELLANEOUS INCOME                          0            0            0
TOTAL COST OF SERVICE                              0       30,000       30,000


SCHEDULE XVI CONT.
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES
               TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS    DIRECT  INDIRECT
        COST    COST    TOTAL
920     SALARIES AND WAGES                 4,747,187     549,605     5,296,792
921     OFFICE SUPPLES AND EXPENSES          226,078     390,453       616,531
922     ADMIN EXPENSE TRANS-CREDIT                 0     (25,279)      (25,279)
923     OUTSIDE SERVICES EMPLOYED                        576,206       576,206
924     PROPERTY INSURANCE                                 3,931         3,931
925     INJURIES AND DAMAGES                              28,700        28,700
926     EMPLOYEE PENSIONS AND BENEFITS                 1,195,345     1,195,345
928     REGULATORY COMMISSION EXPENSE                          0             0
930.1  GENERAL ADVERTISING EXPENSE                       780,986       780,986
930.2  MISC. GENERAL EXPENSE                             151,582       151,582
931     RENTS                                189,687     222,574       412,261
932     MAINT. OF STRUCT. & EQUIP.            40,158     234,299       274,457
403     DEPR. AND AMORT. EXPENSE                         571,476       571,476
408     TAXES OTHER THAN INCOME                          367,745       367,745
409     INCOME TAXES                                     123,083       123,083
410     PROV FOR DEF INC TAXES                          (113,089)     (113,089)
411     PROV FOR DEF INC TAX CREDIT                            0             0
411.5  INVESTMENT TAX CREDIT                                   0             0
419     INTEREST INCOME                                   (7,683)       (7,683)
426.1  DONATIONS                                             720           720
426.5  OTHER DEDUCTIONS                                       23            23
427     INTEREST ON LONG-TERM DEBT                             0             0
431     OTHER INTEREST EXPENSE                           125,944       125,944
INSTRUCTION: Total cost of service will equal
           for associate and nonassociate companies
           the total amount billed under their separate
          analysis of billing schedules.
SUBTOTAL EXPENSES                          5,203,110   5,176,621    10,379,731
COMPENSATION FOR USE OF EQUITY CAPITAL                                       0
430  INTEREST ON DEBT TO ASSOCIATE CO.'S           0      19,387        19,387
TOTAL EXPENSES                             5,203,110   5,196,008    10,399,118
421  MISCELLANEOUS INCOME                          0           0             0
TOTAL COST OF SERVICE                      5,203,110   5,196,008    10,399,118

ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                              DEPARTMENT OR
                                                            SERVICE FUNCTION
DESCRIPTION OF ITEMS                TOTAL      OVER-      MARKET
                                   AMOUNT      HEAD       PRICING     ADMIN.
920 SALARIES AND WAGES              5,296,792            657,086     1,017,893
921 OFFICE SUPPLES AND EXPENSES       616,531             96,699       286,625
922 ADMIN. EXPENSE TRANS-CREDIT       (25,279)
923 OUTSIDE SERVICES EMPLOYED         576,206            148,948       217,271
924 PROPERTY INSURANCE                  3,931
925 INJURIES AND DAMAGES               28,700
926 EMPLOYEE PENSIONS AND BENEFITS  1,195,345              1,574       882,729
928 REGULATORY COMMISSION EXPENSE           0
930.1  GENERAL ADVERTISING EXPENSE    780,986            764,009        16,976
930.2  MISC. GENERAL EXPENSE          151,582              1,660         2,356
931 RENTS                             412,261                375       492,929
932 MAINT. OF STRUCT. & EQUIP.        274,457                          133,809
403 DEPR. AND AMORT. EXPENSE          571,476
408 TAXES OTHER THAN INCOME           367,745
409 INCOME TAXES                      123,083
410 PROV. FOR DEF. INC. TAXES        (113,089)
411 PROV. FOR DEF. INC. TAX CREDIT          0
411.5  INVESTMENT TAX CREDIT                0
426.1  DONATIONS                          720
426.5  OTHER DEDUCTIONS                    23
427 INTEREST ON LONG-TERM DEBT              0
430 INTEREST ON DEBT TO ASSOCIATE
           COMPANIES                   19,387
431 OTHER INTEREST EXPENSE            125,944
INSTRUCTIONS:  Indicate each
department or
service function. (see Instruction
01-3 General Structure of Account-
ing System Uniform System Account.
TOTAL EXPENSES -                   10,406,801      0   1,670,351     3,050,588


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

NUMBER  ACCOUNTING RESOURCES DISTRIBUTION FINANCE AFFAIRS ENGINEERING TECHNOLOGY

920       673,802   658,529     488,467   521,651  607,691    389,133  282,540
921        35,870    55,512      15,332    12,143   15,644     19,812   78,894
922       (25,279)
923        12,965     8,486         140    15,987  160,462     11,409      535
924                                         3,931
925                                        28,700
926         3,055                         303,403    1,017        785    2,782
928
930.1
930.2      25,000                         119,579    2,987
931      (665,530)               12,191            228,732      4,770  338,795
932        46,235                                   61,973      1,640   30,801
403       571,476
408       367,745
409       123,083
410      (113,089)
411
411.5
426.1         720
426.5          23
427
430                                        19,387
431                                       125,944




        1,056,076   722,527     516,130 1,150,725 1,078,506   427,549  734,347



ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

                                      DEPARTMENT SALARY EXPENSE     NUMBER
NAME OF DEPARTMENT                INCLUDE IN AMOUNTS BILLED TO     PERSONNEL
Indicate each departmentTOTAL   PARENT    OTHER       NON           END OF
or service function     AMOUNT  COMPANY ASSOCIATES ASSOCIATES         YEAR


Market Pricing         657,086     0      657,086           0           13

Technology             282,540     0      282,540           0            6

Accounting             673,802     0      669,002       4,800           16

Finance                521,651     0      521,051         600           10

Administrative       1,017,893     0      994,193      23,700           15

Energy Resources       658,529     0      658,529           0           14

Engineering            389,133     0      389,133           0            8

Distribution           488,467     0      488,467           0            5

Customer Affairs       607,691     0      606,791         900           16



TOTAL                5,296,792     0    5,266,792      30,000          103


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

OUTSIDE SERVICES EMPLOYED
	ACCOUNT 923
INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed.
If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                               RELATIONSHIP
                                              "A"= ASSOCIATE
FROM WHOM PURCHASED         ADDRESS            "NA"=NON               AMOUNT
                                                ASSOCIATE

Outside Services - Accounting

Various                                             NA                12,965

Outside Services - Consulting

Charles H. Tenney II                                 A               105,000

Outside Services-Legal

Various                                             NA                88,379

Outside Services - Other

Various                                             NA               369,862



TOTAL                                                                576,206


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit
	program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                            AMOUNT


Health Insurance                                       507,806

Net Periodic Pension Expense                           285,593

401 K                                                  144,863

Life Insurance                                          82,040

Other                                                   89,843

Supplemental Executive Retirement Plan                  71,100

FASB 106                                                14,100


        TOTAL                                        1,195,345


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996
	GENERAL ADVERTISING EXPENSES
	ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amounts included in Account
930.1 "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



DESCRIPTION     NAME OF PAYEE                   AMOUNT



Recruiting      David Wilson Associates         16,976
Advertising     Luma & Cahill                  710,147
Advertising	International Stratergies	10,000
Advertising     University of New Hamsphire      7,000
Advertising     NHITA                            3,800
Advertising     Northeast Creations              4,667
Advertising     Wmur-TV                          4,250
Advertising     Other                           24,146

        TOTAL                                  780,986


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

	MISCELLANEOUS GENERAL EXPENSES
	ACCOUNT 930.2
INSTRUCTIONS:	Provide a listing of the amount included in Account 930.02
	"Miscellaneous General Expense", classifying such expenses according to their nature. Payments and expenses permitted by
	Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b) (2) shall be separately classified.

       DESCRIPTION                       AMOUNT


Printing and Distribution of
Quarterly and Annual Reports		150,207

SEC Filing Fees                           1,375



        TOTAL                           151,582


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

	RENTS
	ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount included in Account 931,
        "Rents" classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


         TYPE OF PROPERTY                AMOUNT


        Office Building                 369,302

        EDP Equipment                   228,732

        Miscellaneous                  (185,773)


        TOTAL                           412,261




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

	TAXES OTHER THAN INCOME TAXES
	ACCOUNT 408
INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than Income
	Taxes".  Separate the analysis into two groups: (1) other than
	U. S. Government and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts there of. Provide a subtotal for each class of tax.



              KIND OF TAX                                           AMOUNT


Other than U.S. Government Tax:
  State Telephone & Telegram Tax                                    5,493
  State Unemployment Tax - NH                                       8,046
                                                                   13,539

U.S. Government Tax:
  Federal Telephone & Telegram Tax                                  2,986
  Federal Insurance Contribution Act                              344,834
  Federal Unemployment Tax                                          6,386
                                                                  354,206


        TOTAL                                                     367,745


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

DONATIONS
ACCOUNT 426.1
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.1,
	"Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT		PURPOSE OF DONATION	AMOUNT



Aggregate                                                 720


                TOTAL                                     720


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

OTHER DEDUCTIONS
ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5,
	"Other Deductions", classifying such expenses according to their nature.



DESCRIPTION             NAME OF PAYEE                          AMOUNT


Lobbying Expenses       Business and Industry                   12
Lobbying Expenses       American Institute of CPA's             11


        TOTAL                                                   23


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME
INSTRUCTIONS:	The space below is provided for important notes regarding
the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See page 19.









ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


ORGANIZATION CHART

See page 37A.






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996




ORGANIZATION CHART AS OF DECEMBER 31, 1996

President and Chief Executive Officer                   Stulgis

Senior Executive Vice President - Retail Business	Dalton
     Vice President - Engineering                       Appleton
     Vice President - Customer Services                 Morrissey
     Vice President - Distribution                      Aither

Senior Vice President - Energy Resources                Daly
     Vice President - Operations                        Foote
          Assistant Vice President - Procurement	Soares

Senior Vice President - Financial & Central             Siart
     Vice President - Finance & Administration          Collin
     Controller                                         Brock
     Assistant Vice President - Technology              Smith

Senior Vice President - Business Development            Gantz
     Assistant Vice President - Market Pricing          Stewart
     Assistant Vice President - Market Develop          Zabetakis


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996


METHODS OF ALLOCATION

See Page 38A




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

METHODS OF ALLOCATION



	The cost of services rendered by UNITIL Service are allocated and billed based on direct time charges and to a lesser extent, direct cost assigned to individual projects or jobs performed on behalf of associated companies in accordance with the general guidelines set forth below.

A. Direct Labor Cost - Gross Wages. Direct Labor Cost - Gross Wages are based on the actual gross wage rates of assigned employees multiplied by the actual number of hours worked and directly charged to specific projects or jobs.

B. Direct Labor Cost - Other. Direct Labor Cost - Other includes the costs of paid absences, such as vacations, sick pay and holidays, and are allocated by employee based on the direct time charged to associated companies. In the event there are no direct time charges available for this allocation, the direct time charges of all UNITIL Service employees are used to make this allocation.

C. General Overhead Costs, including Indirect Labor. General Overhead Costs represent UNITIL Service Indirect Labor Costs and Administrative and General Expenses, and are allocated based on a monthly overhead rate applied against direct time charges. Indirect Labor Costs include pension costs, insurance, payroll taxes, employee savings plan, and similar payroll and benefit items. Administrative and General Expenses are those administrative and operating expenses incurred by UNITIL Service in providing services to associated companies which cannot be identified with or directly charged to a specific project or job.

D. Direct Charges. Direct Charges are costs that are directly assignable based on the individual projects or jobs performed on behalf of associated companies, and are excluded from General Overheads. Direct Charges are billed at actual cost and include: Employee Travel, Meals, Lodging, and Other Related Expenses, Data Management Hardware Leases and Maintenance Costs, Telephone Lease, and other miscellaneous expenses.


ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Non applicable






ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996



SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange
Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized,


                            UNITIL Service Corp.
                         (Name of Reporting Company)


                       By:
                         (Signature of Signing Officer)


                       Laurence M. Brock, Controller
                  (Printed Name and Title of Signing Officer)


                         Date:




ANNUAL REPORT OF UNITIL SERVICE CORP.
FORM U-13-60
For the Year Ended December 31, 1996